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                     U.S. Securities and Exchange Commission
                             Washington, D.C. 20549


                                  FORM N-17f-2


     Certificate of Accounting of Securities and Similar Investments in the
                   Custody of Management Investment Companies


                   Pursuant to Rule 17f-2 [17 CFR 270, 17f-2]


1.  Investment Company Act File Number:        Date examination completed:

                811-7787                            December 31, 2000

2.  State Identification Number:

AL        AK        AZ       AR       CA       CO
CT        DE        DC       FL       GA       HI
ID        IL        IN       IA       KS       KY
LA        ME        MD       MA       MI       MN
MS        MO        MT       NE       NV       NH
NJ        NM        NY       NC       ND       OH
OK        OR        PA       RI       SC       SD
TN        TX        UT       VT       VA       WA
WV        WI        WY       PUERTO RICO

Other (specify):

3.  Exact name of investment company as specified in registration statement:

                           AIM Series Trust

4.  Address of principal executive office:
    (number, street, city, state, zip code)

                           11 Greenway Plaza, Suite 100
                           Houston, Texas 77046

INSTRUCTIONS

     This Form must be completed by the investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

     Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.





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                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Trustees of
the AIM Series Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with certain provisions of the Investment Company Act of 1940, about the AIM Series Trust (consisting solely of the AIM Global Trends Fund, hereinafter referred to as the "Fund") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act"), as such rules and regulations are amended or interpreted from time to time by the Securities and Exchange Commission
("SEC"), as of June 12, 2000, August 31, 2000 and December 31, 2000.
Management is responsible for the Fund's compliance with those requirements.
Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examinations were conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of June 12, 2000, August 31, 2000 and December 31, 2000, and with respect to agreement of security purchases and sales, for the period from December 31, 1999 (the date of our last examination), through December 31, 2000:

o Confirmation of the number of shares of beneficial interest of the underlying funds owned by the Fund and held by a securities depository which uses book entry method of accounting for securities (i.e. A I M Fund Services, Inc.);

o Reconciliation of all such shares of beneficial interest to the books and records of the Fund and A I M Fund Services, Inc.;

We believe that our examinations provide a reasonable basis for our opinion. Our examinations do not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940, as such rules and regulations are amended or interpreted from time to time by the SEC, as of June 12, 2000, August 31, 2000 and December 31, 2000 with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the SEC and is not intended to be and should not be used by anyone other than these specified parties.


/s/ PRICEWATERHOUSECOOPERS LLP

PRICEWATERHOUSECOOPERS LLP
HOUSTON, TX
February 19, 2001

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    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940


We, as members of management of the AIM Series Trust (consisting of the AIM Global Trends Fund, hereinafter referred to as the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940, as such rules and regulations are amended or interpreted from time to time by the Securities and Exchange Commission ("SEC"). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 as of June 12, 2000, August 31, 2000 and December 31, 2000, and from December 31, 1999 through December 31, 2000, with respect to the Fund's investment in the Short-Term Investments Co. ("STIC") Prime Portfolio and the STIC Liquid Assets Portfolio.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940, as such rules and regulations are amended or interpreted from time to time by the SEC, as of June 12, 2000, August 31, 2000 and December 31, 2000, and from December 31, 1999 through December 31, 2000, with respect to securities of the STIC Prime Portfolio and the STIC Liquid Assets Portfolio reflected in the investment account of the Fund.


A I M Advisors, Inc.



By: /s/ DANA R. SUTTON
    -----------------------------------
    Dana R. Sutton

    -----------------------------------
    Vice President and Fund Treasurer

    January 3, 2002
    -----------------------------------
    Date